**SPACE GOAT PRODUCTIONS, LLC**

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

April 17, 2018



**Independent Accountant's Review Report**

To Management
Space Goat Productions, LLC
Bellingham, WA

We have reviewed the accompanying balance sheet of Space Goat Productions, LLC as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

*Accountant's Conclusion*

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 17, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**SPACE GOAT PRODUCTIONS, LLC**
**BALANCE SHEET**
**DECEMBER 31, 2017 AND 2016**

| | 2017 | 2016 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 11,681 | $ 293,151 |
| Accounts Receivable | 88,212 | 60,091 |
| Prepaid Expenses | 53,934 | - |
| Inventory | 41,439 | 28,873 |
| TOTAL CURRENT ASSETS | 195,266 | 382,115 |
| **NON-CURRENT ASSETS** | | |
| Fixed Assets, Net | 30,661 | 38,731 |
| Brokerage Account | 2,000 | 2,000 |
| Licenses, Net | 140,895 | 139,283 |
| TOTAL NON-CURRENT ASSETS | 173,556 | 180,014 |
| TOTAL ASSETS | 368,822 | 562,129 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts Payable | 44,508 | 12,738 |
| Deferred Income | 10,209 | - |
| Other Current Liabilities | 23,054 | 19,225 |
| Line of Credit | 7,458 | - |
| TOTAL CURRENT LIABILITIES | 85,229 | 31,963 |
| TOTAL LIABILITIES | 85,229 | 31,963 |
| **MEMBERS' EQUITY** | | |
| Contributed Capital | 40,000 | 10,000 |
| Retained Earnings (Deficit) | 243,593 | 520,166 |
| TOTAL MEMBERS' EQUITY | 283,593 | 530,166 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 368,822 | $ 562,129 |

Unaudited- See accompanying notes.

**SPACE GOAT PRODUCTIONS, LLC**
**INCOME STATEMENT**
**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**
_____

|  | 2017 | 2016 |
|---|---|---|
| **Operating Income** | | |
| Sales, Net | $ 648,223 | $ 1,304,625 |
| Cost of Goods Sold | 332,033 | 467,052 |
| | | |
| **Gross Profit** | 316,190 | 837,573 |
| | | |
| **Operating Expense** | | |
| Payroll | 196,617 | 139,862 |
| Advertising | 168,932 | 78,151 |
| General & Administrative | 106,330 | 220,463 |
| Rent | 15,941 | 54,627 |
| Amortization | 9,949 | 9,949 |
| Depreciation | 9,073 | 23,618 |
| | | |
| | 506,842 | 526,670 |
| | | |
| **Net Income from Operations** | (190,652) | 310,903 |
| | | |
| **Other Income (Expense)** | | |
| Interest | - | (24,170) |
| | | |
| **Net Income** | $ (190,652) | $ 286,733 |

**SPACE GOAT PRODUCTIONS, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**
_____

| | 2017 | 2016 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (190,652) | $ 286,733 |
| Change in Accounts Receivable | (28,121) | (29,396) |
| Change in Inventory | (12,566) | 54,338 |
| Change in Prepaid Expenses | (53,934) | - |
| Change in Accounts Payable | 31,770 | (51,277) |
| Change in Other Liabilities | 3,829 | 17,338 |
| Change in Deferred Income | 10,209 | - |
| Amortization | 9,949 | 9,949 |
| Depreciation | 9,073 | 23,618 |
| **Net Cash Flows From Operating Activities** | (220,443) | 311,303 |
| **Cash Flows From Investing Activities** | | |
| Change in Fixed Assets | (1,003) | (58,697) |
| Change in Licenses | (11,561) | (145,000) |
| **Net Cash Flows From Investing Activities** | (12,564) | (203,697) |
| **Cash Flows From Financing Activities** | | |
| Change in Line of Credit | 7,458 | - |
| Distributions | (85,921) | (2,068) |
| Change in Contributed Capital | 30,000 | - |
| **Net Cash Flows From Investing Activities** | (48,463) | (2,068) |
| **Cash at Beginning of Period** | 293,151 | 187,613 |
| **Net Increase (Decrease) In Cash** | (281,470) | 105,538 |
| **Cash at End of Period** | $ 11,681 | $ 293,151 |

**SPACE GOAT PRODUCTIONS, LLC**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**
_____

|  | **2017** | **2016** |
|---|---|---|
| **BEGINNING MEMBERS' EQUITY** | 530,166 | 245,501 |
| Distributions | (85,921) | (2,068) |
| Change in Contributed Capital | 30,000 | - |
| Net Income(Loss) | (190,652) | 286,733 |
| **ENDING EQUITY** | $ 283,593 | $ 530,166 |

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Space Goat Productions, LLC ("the Company") is a limited liability company organized under the laws of the State of Washington. The Company is a publisher of comic books, graphic novels, and table top games.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with useful life of greater than one year, and an original purchase price of $500 or more. Depreciation is calculated using the straight-line method over management's estimate of each asset's useful life

Licenses

The Company purchased licenses to obtain the right to produce comic books, graphic novels and/or games based on Evil Dead 2, The Terminator, and The Howling. The licenses vary in length from 3 to 5 years. The Company capitalizes and expenses licenses once there are sales related to that license.

Line of Credit

The Company has a revolving credit line with First Electronic Bank at a periodic interest rate pre-determined by the lender when funds are borrowed (up to a maximum of $40,000). As of December 31,

2017, the company had an outstanding balance on the line of credit of $7,458. The line is secured by a personal guarantee by the company's founder. The interest rate at December 31, 2017 was 49.654%.

Revenue

The Company earns revenue primarily from print publishing, tabletop game publishing, talent brokering, and royalties. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

In 2017, the Company signed an operating lease agreement for office space. The Company will pay a flat rate of $2,000 per month and has an option to renew the lease for an additional five years with a 30-day notice of renewal before December 31, 2023. The Company will pay $24,000 in rent per year till the end of 2023.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

For the years ended December 31, 2017 and 2016, the Company elected to be treated as a Subchapter S corporation for federal income tax purposes. All items of income and expense are reported by the shareholders on their individual returns. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to Business and Occupation tax filing requirements in the State of Washington. The Company's tax filings in the State of Washington for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022, respectively.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 17, 2018, the date that the financial statements were available to be issued.